August 20, 2024

Benjamin Miller
Chief Executive Officer
Rise Companies Corp
11 Dupont Circle NW
9th Floor
Washington, DC 20036

       Re: Rise Companies Corp
           Post-Qualification Amendment No. 4 to
           Offering Statement on Form 1-A
           Filed June 11, 2024
           Correspondence filed July 12, 2024
           File No. 024-12141
Dear Benjamin Miller:

          We have reviewed your correspondence and have the following comment.

         Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Correspondence filed July 12, 2024
General

1. We note your response to prior comment 1, including your explanation that you have entities that are registered as investment companies under the Investment Company Act of
       1940 and that a registered investment advisor is disclosing the aggregated performance of its individual clients. For clarity, please note that we are only commenting with respect to those entities that raise capital under Regulation A. However, with respect to your
       Regulation A filings, we note that these are made by separate companies under Regulation
       A, each with its own maximum offering limit, and with different return levels.
       Aggregating these companies' results together, and/or with the results of investment companies is not appropriate, and we note that it is not clear from your website disclosures that discussions of aggregated results exclude results from Regulation A entities. In this regard, for example, in your January 9, 2023 letter to investors, you
 August 20, 2024
Page 2

       discuss aggregated results, and in the included Appendices, you reference companies that have made Regulation A filings. In your website disclosure of annual returns of client accounts, you refer investors to a separate page for "full disclosure," which in turn references investors to a separate page for links to various offering circulars, including links to Regulation A offering circulars. Please revise your webpage and investor letter disclosures to make it clear that any discussions of aggregated results, distributions, or returns do not include those from your Regulation A companies and ensure that you clearly distinguish your disclosures for your Investment Company Act companies and your Regulation A entities.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   David H. Roberts, Esq.